

07045403

This Form CB contains [[11]]
pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

5-82250

FORM CB /A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 9)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form

RECEIVED

FEB 2 ⁚ 2007

190

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED

FEB 2 8 2007

**THOMSON
FINANCIAL**

Finn Amund Norbye
Deep Sea Supply ASA
Tromøyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Announcement by Deep Sea Supply PLC, dated February 16, 2007, regarding the issue of new Deep Sea Supply PLC to give as settlement to those Deep Sea Supply ASA shareholders who accepted the Share Alternative in the Mandatory Offer.

(b) Not applicable

Item 2. Informational Legends

The attached exhibit contains appropriate informational legend.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC with the Commission on December 5, 2006.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0*	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.
3.1**	Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.
3.2***	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA relating to the extension of the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 15, 2006.
3.3****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006.
3.4****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006.
3.5*****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of settlement in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.6*****	Press release of Deep Sea Supply PLC announcing the results of an Extraordinary General Meeting held in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.7******	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the delivery of shares in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 27, 2006.
3.8*******	Mandatory Offer Document, Prospectus and Notification of Compulsory Acquisition dated January 4, 2007 relating to the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of Deep Sea Supply ASA by Deep Sea Supply PLC. The offer period for the mandatory offer will be from and including January 5, 2007 to and including February 2, 2007.
3.9*******	Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 5, 2007.

3.10*******　　English notice announcing the launch of the mandatory offer and compulsory acquisition, published in the Wall Street Journal (U.S. edition) on January 5, 2007.

3.11********　　Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the Independent Statement regarding the mandatory offer for and compulsory acquisition of all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 26, 2007; the Independent Statement is included as an attachment to such announcement.

3.12*^　　Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA regarding the acceptance level of the mandatory offer for all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on February 5, 2007.

3.13　　Announcement by Deep Sea Supply PLC, dated February 16, 2007, regarding the issue of new Deep Sea Supply PLC to give as settlement to those Deep Sea Supply ASA shareholders who accepted the Share Alternative in the Mandatory Offer.

---

*　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

**　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 11, 2006.

***　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 18, 2006.

****　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 20, 2006.

*****　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 22, 2006.

******　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 27, 2006.

*******　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 5, 2007.

********　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 29, 2007.

*^　　Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated February 5, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: _____

Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto
as Attachment II(3))

Date: Feb 20, 2007

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EXHIBIT 3.13

Announcement regarding Issue of New Shares as Settlement for Mandatory Offer

DESSC – MANDATORY OFFER – ISSUE OF NEW SHARES

Today, DESS PLC has resolved to issue 5,798,906 new DESS PLC Shares as settlement under the Mandatory Offer. The final number of acceptances received, and the allocation between the Share Alternative and the Cash Alternative, is as follows:

	Number of DESS ASA Shares
Share Alternative	5,798,906
Cash Alternative	630,421
Total	6,429,327

The issued DESS PLC Shares are expected to be delivered to the tendering DESS ASA Shareholders by way of registration on the respective shareholders' VPS account on 19 February 2007.

This announcement is issued in connection with the Mandatory Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 4 January 2007 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 16 February 2007
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

IMPORTANT INFORMATION

The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

#1222989/2

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

Signed Power of Attorney

DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY
held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a)   Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b)   The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c)   The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d)   After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1.   **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

2.   **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.

3.   There being no further business before the Meeting the Chairman declared it closed.

FINN AMUND NORBYE
Chairman of the Meeting

ODD BREVIK
Secretary of the Meeting

DM-1153434-v1 (2)

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POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006

Finn Amund Norbye

Odd Brevik

DM-115345+v1 (2)

 END

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